(logo) Fidelity Investments®	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210-1129 617-563-7000 July 19, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Rutland Square Trust II (the trust):

Strategic Advisers Core Fund

Strategic Advisers Core Multi-Manager Fund

Strategic Advisers Core Income Fund

Strategic Advisers Core Income Multi-Manager Fund

Strategic Advisers Emerging Markets Fund

Strategic Advisers Emerging Markets Fund of Funds

Strategic Advisers Growth Fund

Strategic Advisers Growth Multi-Manager Fund

Strategic Advisers Income Opportunities Fund

Strategic Advisers Income Opportunities Fund of Funds

Strategic Advisers International Fund

Strategic Advisers International II Fund

Strategic Advisers International Multi-Manager Fund

Strategic Advisers Short Duration Fund

Strategic Advisers Small-Mid Cap Fund

Strategic Advisers Small-Mid Cap Multi-Manager Fund

Strategic Advisers Value Fund

Strategic Advisers Value Multi-Manager Fund (the funds)

File No. 811-21991

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on October 17, 2016. Pursuant to Rule 14a-3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended May 31, 2015 or February 29, 2016, as applicable, has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about August 22, 2016. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than July 29, 2016.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group